UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

 (Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Enclosure: A press release dated August 7, 2023, announcing the extension of Turkcell’s loan maturity with China Development Bank.

Istanbul, August 7, 2023

Announcement Regarding the Extension of a Long-Term Loan Maturity

Pursuant to our announcement dated August 10, 2020, as of today, our Company has utilized EUR 342.4 million of the EUR 500 million loan package signed with China Development Bank ("CDB"). The availability period of the remaining EUR 157.6 million loan has been extended to March 31, 2024, with no change in the loan interest. Additionally, the repayment plan for the loan package have been revised as follows:

Installment	Repayment Date	Principal Repayment Ratio
1	10.10.2023	1.25% of the Total Commitments
2	10.04.2024	1.3% of the Total Loan Amount
3	10.10.2024	2.5% of the Total Loan Amount
4	10.04.2025	2.5% of the Total Loan Amount
5	10.10.2025	10.1% of the Total Loan Amount
6	10.04.2026	10.1% of the Total Loan Amount
7	10.10.2026	10.1% of the Total Loan Amount
8	10.04.2027	15.2% of the Total Loan Amount
9	10.10.2027	15.2% of the Total Loan Amount
10	10.04.2028	15.2% of the Total Loan Amount
11	07.08.2028 (Final)	All Outstanding Loans

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 7, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 7, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)